[KLEINERT'S LETTERHEAD]


                                 April 15, 1997



Dear Shareholder:

     After careful and extensive consideration, the Board of Directors of Kleinert's, Inc. has determined that it is no longer in the Company's best interests that it remain a public company subject to the reporting obligations imposed under the Securities Exchange Act of 1934, as amended. Since there will be no readily available public market for the Company's shares after the Company deregisters from the Securities Exchange Act, the Board of Directors has concluded to offer each of the Company's shareholders an opportunity to sell up to 1,000 of their shares for a purchase price of $18.00 per share, net to the shareholder in cash, a price which the Company believes is fair to its shareholders. Upon the expiration of the Offer, the Company will delist the shares from the Nasdaq Stock Market National Market and cease being a reporting company under the Securities Exchange Act.

     The Company's offer to purchase shares of its common stock is being made to each of the Company's shareholders of record as well as to each of the Company's shareholders who hold their shares in a "street name" account at a broker, dealer, commercial bank, trust company or other nominee. The Company will purchase all of the shares, up to a maximum of 1,000 shares, validly tendered by each shareholder pursuant to the Offer and not withdrawn prior to the expiration date of the Offer.

     The withdrawal deadline and expiration date (unless extended) of the Offer are at 5:00 p.m. Philadelphia time, on Friday, May 30, 1997.

     Although multiple accounts registered in a shareholder's name will be treated as one account for purposes of the 1,000 share tender limit, accounts designated in different capacities over which the shareholder exercises control (for example, trust accounts, custodial accounts and joint accounts) will be treated as separate accounts, each entitled to tender up to 1,000 shares.

     Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. The Company has been advised that no officer or director of the Company intends to tender any shares pursuant to the Offer. Each shareholder must make his own decision whether to tender shares and, if so, how many shares to tender.

     Enclosed are the Offer to Purchase and Letter of Transmittal, which together set forth in detail the terms and conditions of the Offer. You are urged to review the enclosed documents carefully. If you desire to tender your shares, please either follow the instructions contained in the Offer to Purchase and the Letter of Transmittal or contact your broker, dealer, commercial bank, trust company or other nominee to effect the tender for you.


                                            Sincerely,



                                            Jack Brier
                                            Chairman